[SRSY Letterhead]

August 24, 2010

Via EDGAR Transmission

Linda Stirling
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quaker Investment Trust File No. 333-168300

Dear Ms. Stirling:

On behalf of the Quaker Investment Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registrant Statement on Form N-14 in connection with the proposed reorganization of the Akros Absolute Return Fund (the “Acquired Fund”) into the Quaker Akros Absolute Strategies Fund (the “Quaker Fund”), which was filed on July 23, 2010.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  If the Akros Fund and Quaker Fund are not both non-diversified, the N-14 cannot state that the Funds’ investment strategies are substantially similar.

              Response:  Both Funds are non-diversified as defined under the Investment Company Act of 1940, as amended.  The Registrant will revise the disclosure in the N-14 to clarify that both Funds are non-diversified.

2.           Comment:  Disclose what criteria is used to select investments for the Funds

              Response:  The following information will be added to the section comparing the Funds’ investment strategies:

“In selecting individual securities for the Funds’ portfolios, Akros Capital relies upon several quantitative modeling systems, regulatory filings of publicly-traded companies, industry publications and independent research  Akros Capital determines the asset allocation mix of the portfolio by assessing the macro environment, analyzing the Funds’ risk exposure and then investing in a manner consistent with those findings.”

3.           Comment:  The risk comparison section of the N-14 states that the Acquired Fund is subject to the risks posed by investments in U.S. government securities; however, the comparison of the investment strategies does not address type of investment.

              Response:  The Registrant will revise the investment strategies disclosure to clarify that the Acquired Fund invests in U.S. government securities as a principal investment strategy.

4.           Comment:  Redefine “Concentration risk” under the risk comparison section as sector risk.

Linda Stirling
August 24, 2010

              Response:  The requested change will be made.

5.           Comment:  Link the additional risks to which the Acquired Fund is subject to the investment strategies comparison.

              Response:  The requested change will be made.

6.           Comment:  Confirm that the contractual fee waivers are only applied in first year of the expense example.

              Response:  The Registrant’s fund accountants have confirmed that the contractual fee waivers are only reflected in the first year of the expense example.

7.           Comment:  Define the term “TPM.”

              Response:  The term “TPM”, or the Trust for Professional Managers, is defined in the introductory section of the N-14.

8.           Comment:  Provide the underlying reasons for the proposed reorganization under the “Reasons for the Reorganization” section.

              Response:  The following paragraph will be inserted after the first paragraph in that section:

“In making this determination, the Board of the Acquired Fund considered a number of factors.  It noted that the Acquired Fund’s asset base remained.  Since inception, the Acquired Fund’s expense ratio had been capped at 1.99% (excluding certain expenses) as a percentage of average daily net assets.  This cap was made possible by the willingness of Akros Capital to waive its management fee, pay some of the Acquired Fund’s expenses, and reimburse the Acquired Fund for certain other expenses.  As a result, during the Acquired Fund’s existence, Akros Capital has incurred significant losses and has indicated to the Acquired Fund’s Board that it was likely that it would not be able to continue to subsidize the Acquired Fund’s operating costs.  As a result, the Acquired Fund’s Board of Trustees concluded that if the Acquired Fund had to pay the full cost of its operations without Akros Capital’s fee waivers and expense reimbursements, the Acquired Fund’s shareholders would have to pay significantly higher annual fund operating expenses, which could, in turn, make investment in the Acquired Fund unattractive.”

9.           Comment:  Disclose the number of shares outstanding for each share class as of the record date.

              Response:  The requested change will be made.

10.         Comment:  In the comparison of fund fees and expense, clarify that the expenses in the third column reflect the pro form expense of the combined funds after the proposed reorganization.

              Response:  The requested change will be made.

*           *           *
              Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Linda Stirling
August 24, 2010

Sincerely yours,

/s/ Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Timothy Richards, Esq.
Quaker Funds, Inc.